June 17, 2009

Mail Stop 4561

<u>VIA U.S. MAIL AND FAX (212) 798-6060</u>

Mr. Brian C. Sigman
Chief Financial Officer
Newcastle Investment Corp.
1345 Avenue of the Americas
New York, NY 10105

      RE: **Newcastle Investment Corp.**
           Form 10-K for the period ended December 31, 2007
           Filed February 29, 2008
           Form 10-K for the period ended December 31, 2008
           Filed March 16, 2009
           File No. 1-31458

Dear Mr. Sigman:

      We have reviewed your response letter dated March 16, 2009 and have the following additional comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Item 1. Business</u>

<u>Overview, page 1</u>

1. We note your presentation of Adjusted Book Value and Adjusted Book Value per share as if you had elected to measure all of your financial assets and liabilities at

fair value. Should this disclosure remain in your filings, expand your disclosure to include a robust and thorough discussion of:

- what these measures represent,
- why you present these measures,
- how you use these measures,
- why the measures are meaningful, and
- the valuation techniques you used to measure fair value for each separate line item, and each major component of any line item.
- any limitations of the presentation.

Provide us with your proposed disclosure in your response.

Consolidated Statements of Operations, page 62

2. We note your response to comment 2 and the revised income statement presentation in your Form 10-K for the year ended December 31, 2008. In addition to these revisions, we believe that you should use a "net interest income" presentation in future filings consistent with Article 9 of Regulation S-X. You disclose on page 76 of your 2008 Form 10-K that you changed the structure of your internal organization from investment type to financing type. Although you do not participate in traditional lending and deposit activities, you are a finance company and should follow the Article 9 presentation. Please see SAB Topic 11K for reference.

Note 3. Segment Reporting and Unconsolidated Subsidiaries, page 76

3. We note that you have presented assets, liabilities, book value, and book value per share according to GAAP and also on a fair value basis. Paragraph 30 of SFAS 131 states that if the chief operating decision maker uses more than one measure of a segment's profit or loss and more than one measure of a segment's assets, the reported measures shall be those that management believes are determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amounts in the enterprise's consolidated financial statements. It appears that the GAAP measures are most consistent with your consolidated financial statements. Please tell us how you determined that your presentation of segment information is consistent with the requirements of SFAS 131 and explain how management uses the financial data presented to allocate resources and manage your business.

Please respond to the comments included in this letter within ten business days. If you have any questions, you may contact William Demarest at (202) 551-3432 or me at (202) 551-3782.

Sincerely,

Jessica Barberich
Assistant Chief Accountant